CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Reef Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reef Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Reef Securities, Inc. stated that Reef Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Reef Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reef Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016